Exhibit 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)
Nine Months Ended September 30, 2004

(millions of dollars)
Earnings, as defined:
Net income	$715
Preferred stock dividends of a consolidated subsidiary (b)	-
Income taxes	266
Fixed charges included in the determination of net income, as below	379
Amortization of capitalized interest	6
Distributed income of equity method investees	39
Less: Equity in earnings of equity method investees	78

Total earnings, as defined	$1,327

Fixed charges, as defined:
Interest charges	$368
Rental interest factor	11

Fixed charges included in the determination of net income	379
Capitalized interest	38
Dividend requirements on preferred stock of a consolidated
subsidiary before income taxes (b)	-

Total fixed charges, as defined	$417

Ratio of earnings to fixed charges and ratio of earnings
to combined fixed charges and preferred stock dividends (a)	3.18

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(a)

FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.

(b)	A portion of Florida Power & Light Company's preferred stock is owned by FPL Group, Inc. and is eliminated in consolidation. Accordingly, those dividends are not included herein.